United States securities and exchange commission logo





                              November 8, 2023

       Jonathan Cross
       Chairman
       Shefford & Companies, Inc.
       1852 Banking Street Suite 29551
       Greensboro, North Carolina 27408

                                                        Re: Shefford &
Companies, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed October 12,
2023
                                                            File No. 000-56601

       Dear Jonathan Cross:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Registration Statement on Form 10-12G filed October 12, 2023

       Cover Page

   1. Please revise your cover page so that it is consistent with the current Form 10 requirements, including
identifying yourself as an emerging growth company.
       Item 1. Description of Business, page 3

   2. You state that you are "...a North Carolina based small business advisory firm, working predominantly with
businesses throughout the United States that produce revenues between $1,000,000 and
$5,000,000 annually." Please revise your disclosure to clarify whether you have
commenced operations and are currently working with any "small business advisory
firms." In this regard, please revise your summary to accurately describe your current
operations. As such, please provide a snapshot of the current state of your business, i.e.,
that you are a developmental state company, that you have not generated revenues and
that your accountants have issued a going concern opinion. To the extent you discuss your
future plans for operation, the discussion should be balanced with
 Jonathan Cross
FirstName
Shefford &LastNameJonathan
           Companies, Inc. Cross
Comapany 8,
November  NameShefford
             2023        & Companies, Inc.
November
Page 2    8, 2023 Page 2
FirstName LastName
         a time frame for implementing future plans and any obstacles involved before you can commence the planned operations, including the need for any additional financing and if that financing is available.
Business of Issuer, page 3

3. Please tell us, and revise your disclosure to explain, how you plan to provide the listed services, specifically M&A advisory services and restructuring & reorganization solutions, with no employees apart from your director, Jonathan Cross, who is engaged in outside business activities with limited time devoted to your business and given the fact that you expect no significant changes in the number of employees in the foreseeable future.
4. Please revise this section to ensure that your disclosure addresses each of the applicable requirements of Item 101(h) of Regulation S-K. For example, your disclosure should provide:
             a more detailed and current discussion of your principal products and services;
             the current status of your principal products and services;
             the steps and costs necessary to introduce each service and product to market and your anticipated timeline;
             to the extent material to an understanding of your company, the duration of your existing trademark(s) and expected durations of your patents pending once they are approved;
             the need for any government approval of principal products or services;
             the effect of existing or probable governmental regulations on the business; and
             the costs and effects of compliance with environmental laws.
5. We note your disclosure at page 4 that "[you] will, likely, sustain operating expenses without corresponding revenues, at least until January 2024." In this section, please provide additional disclosure regarding your statement that you may begin having revenue in January 2024, including the basis of the prediction of revenue beginning in January
         2024, the specific principal products or services that you anticipate could generate revenue, the current status of such products and services, etc. Please also disclose your monthly burn rate in the summary.
6. We note your disclosure that you plan to make acquisitions, including potentially acquiring small businesses. Please provide a detailed legal analysis as to why you are not an investment company as defined in the Investment Company Act of 1940. Please specifically discuss the applicability of any relevant exemptions under Section 3 of the
         1940 Act. Please also include risk factor disclosure as applicable. Emerging Growth Company, page 4

7.       We note your disclosure on page 5 that, as an emerging growth company, you are
         choosing to utilize the extended transition period for complying with new or revised accounting standards pursuant to Section 102(b)(2) of the JOBS Act. Please revise your
 Jonathan Cross
FirstName
Shefford &LastNameJonathan
           Companies, Inc. Cross
Comapany 8,
November  NameShefford
             2023        & Companies, Inc.
November
Page 3    8, 2023 Page 3
FirstName LastName
         filing to clearly disclose that this election is irrevocable. Additionally, please revise the facing page of your filing to indicate your status as an emerging growth company and include the required disclosure related to your election to use the extended transition period.
Item 1A. Risk Factors, page 5

8. Please revise the risk factor subheadings to clarify the risk, rather than just making a statement such as for example, "Control by management."
9. We note that you are an emerging growth company and a smaller reporting company.
         Please add risk factor to disclose that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
We cannot assure you that our common stock will be listed, page 6

10. Please revise here and throughout the document to clarify whether you have engaged a registered broker-dealer to serve as market-maker to quote your shares on OTC Markets.
         In this regard, we note your disclosure here that "[a]t some time in the future, [you] may seek the listing of [y]our common stock on NASDAQ or the NYSE American," and that
         "[u]ntil [y]our common stock is listed on the NASDAQ or another stock exchange, [you]
         expect that [y]our common stock would be eligible to trade on the OTCMarkets."
Item 5. Directors and Executive Officers, page 8

11. Please provide at least five years of experience for Jonathan Cross. Specifically, please disclose each company worked at, the position held, and the month and year his employment started and ended with each entity. Additionally, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Cross should serve as a director. Please refer to Item 401(e) of Regulation S-K.
Item 7. Certain Relationships and Related , page 9

12. Please revise to address the material terms of the $3,000 loan from Jonathan Cross. Please refer to Item 404(d) of Regulation S-K.
Corporate Governance and Director Independence, page 10

13. Please revise your disclosure to disclose directors that are not independent in accordance with Item 407(a) Regulation S-K.
Item 9. Market Price of and Dividends on the, page 10

14. Please revise your disclosure to indicate the amount of common equity that may be sold pursuant to Rule 144. See Item 201(a)(2) of Regulation S-K.
 Jonathan Cross
Shefford & Companies, Inc.
November 8, 2023
Page 4
Financial Statements
Note 4. Related Party Transactions, page F-8

15.      We note your disclosure that the Company   s sole shareholder,
Jonathan Cross, has paid all
         expenses incurred by the Company and has committed to funding all expenses incurred by the Company through such time as the Company is self-sustaining. We further note your disclosure that these payments for expenses are advances and the terms of repayment are not fixed. Please address the following:
             Revise your financial statements to include all costs of doing business. Refer to SAB
              Topic 5.T.
             Revise your disclosure, here or elsewhere in the financial statement footnotes, to clarify any requirements to reimburse these advances and how that impacts your accounting treatment under SAB Topic 5.T.
             Revise your disclosure, here or elsewhere in the financial statement footnotes, to include your accounting policy related to expenses paid by others on your behalf.
             Revise your disclosure to include the dollar amounts of transactions with Mr. Cross for your income statement period presented, as well as amounts due to or due from
              Mr. Cross as of your balance sheet date. Refer to ASC
850-10-50-1.
Note 7. Subsequent Events, page F-8

16. We note your disclosure that Jonathan Cross provided you with a $3,000 loan for administrative expenses as of September 11, 2023. Please tell us how you determined that this loan is a subsequent event rather than a recognized transaction in your financial statements, or, if applicable, please revise your filing to reflect the loan in your balance sheet as of September 11, 2023.
General

17. Please be advised that your registration statement will automatically become effective
       60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to
FirstName LastNameJonathan Cross
       register pursuant to Section 12(g) of the Exchange Act, you should consider withdrawing
Comapany    NameShefford
       the registration      & Companies,
                        statement  to preventInc.
                                               it from becoming effective and
file it again at such
       time  as you are
November 8, 2023 Page 4 able to respond  to any   remaining issues or comments.
FirstName LastName
 Jonathan Cross
FirstName
Shefford &LastNameJonathan
           Companies, Inc. Cross
Comapany 8,
November  NameShefford
             2023        & Companies, Inc.
November
Page 5    8, 2023 Page 5
FirstName LastName
18. It appears from your disclosure that you may be a shell company pursuant to Rule 12b-2 under the Exchange Act. In this regard, we note that you have no revenue, minimal operations and nominal assets. Please revise to disclose your status as a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.
         Alternatively, if you do not believe you are a shell company, please provide us with your legal analysis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katharine Garrett at 202-551-2332 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Finance